SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.

                   Three Year Period Ending 1998

               FORM U-12(I)-B (THREE-YEAR STATEMENT)

   Statement Pursuant to Section 12(i) of Public Utility Holding
       Company Act of 1935 by a Person Regularly Employed or
      Retained by a Registered Holding Company or a Subsidiary
       Thereof and Whose Employment Contemplates Only Routine
   Expenses
                     as Specified in Rule 71(b)
     (To be filed in DUPLICATE.  If acknowledgment is desired,
                        file in triplicate.)


             1. Name and business address of person filing statement.

                           Mary Ann Lynch
                  Vice President, General Counsel
                 Maine Yankee Atomic Power Company
                           329 Bath Road
                      Brunswick, Maine  04011

             2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                               None.

             3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

         Maine Yankee Atomic Power Company, a subsidiary of
         Northeast Utilities and New England Electric System

             4.  Position or relationship in which the
   undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

             The undersigned is Vice President, General
             Counsel  and Secretary of Maine Yankee
             Atomic Power Company.  She will represent
             Maine Yankee as and when appropriate in
             connection with the issuance of
             securities, rate matters and other matters which may be pending before the Securities and Exchange Commission, the Department of Energy, Congress or some other governmental agency.

             5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                       Salary or
                         other
                     compensation

                           to be      Person or company from
   Name of     received   received       whom received or
   recipient     (a)        (b)           to be received

   Mary Ann       96,000     To be included   Maine Yankee Atomic
   Lynch                     in supplemental  Power Company
                             statement.

             (b)  Basis for compensation if other than salary.

             6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

             (a) Total amount of routine expenses charged to client:
             (b)  Itemized list of all other expenses:


   Date:  September 18, 1996          (Signed): /s/Mary Ann Lynch